Exhibit 12

FPIC Insurance Group, Inc.
Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2005	2004	2003	2002	2001

Interest expense on long-term debt	$3,495	2,564	5,886	4,762	4,491
Finance charges incurred in the form of interest on funds withheld under reinsurance agreement	$6,642	7,152	4,492	1,075	—
Estimated interest within rental expense related to operating leases	$756	752	879	860	803
Other interest expense and capitalized expenses related to indebtedness	$196	307	688	516	284
Total fixed charges	$11,089	10,775	11,945	7,213	5,578

Income from continuing operations before income taxes	$48,757	43,074	23,939	22,988	2,547
Plus fixed charges	$11,089	10,775	11,945	7,213	5,578
Earnings	$59,846	53,849	35,884	30,201	8,125

Ratio of earnings to fixed charges (1), (2)	5.40	5.00	3.00	4.19	1.46

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(1)
We have authority to issue up to 50,000,000 shares of preferred stock; however, there are currently no shares outstanding and we do not have any preferred stock dividend obligations. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio earnings to fixed charges and is not disclosed separately.

(2)
For the purposes of this computation, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense, capitalized expenses related to indebtedness, finance charges in form of interest on funds withheld under a reinsurance agreement, and an estimate of the interest within rental expense.